

Mail Stop 3561

May 9, 2017

Steven Yariv
Chief Executive Officer
PetroTerra Corp.
980 N. Federal Highway, Suite 304
Boca Raton, FL 33432

> **Re: PetroTerra Corp.**
> **Form 8-K**
> **Filed April 5, 2017**
> **File No. 001-34970**

Dear Mr. Yariv:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Advisor
Office of Transportation and Leisure